HUANENG POWER INTENATIONAL, INC.

           (a Sino-foreign joint stock limited company incorporated
                      in the People's Republic of China)
                               (Stock Code: 902)
                   ENTERING INTO COAL SUPPLY AGREEMENT WITH
                      SHANXI COKING COAL GROUP CO., LTD.
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On 24th September 2004, Huaneng Power International, Inc. entered into an agreement with Shanxi Coking Coal Group Co., Ltd. for purchase of thermal coal for the five years from 2005 to 2009.

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This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the
Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") entered into an agreement with Shanxi Coking Coal Group Co., Ltd. ("Shanxi Coking Coal") on 24th September 2004, pursuant to which Shanxi Coking Coal will be providing the Company with thermal coal amounting to 4.2 million tonnes, 4.5 million tonnes,
4.5 million tonnes, 5.7 million tonnes and 6 million tonnes for the five years from 2005 to 2009 respectively. The Company and Shanxi Coking Coal have established an annual coal price adjustment mechanism in accordance with the principles of ensuring stability and equality whereby the increase/decrease of the coal price shall be within the range of 8% of the agreed basic price of the respective year.

Shanxi Coking Coal is an independent third party not connected to the Company as defined in the Listing Rules and the transaction as contemplated by the aforesaid coal supply agreement does not constitute notifiable transaction or connected transaction under the Chapter 14 and Chapter 14A of the Listing Rules.

                                                         By Order of the Board
                                                               Huang Long
                                                           Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Non-executive director)                Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)              Zheng Jianchao (Independent director)
Ye Daji (Non-executive director)                    Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)               Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)


Beijing, the PRC
24th September, 2004